UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under

Section 12(g) of the Securities Exchange Act of 1934 or

Suspension of Duty to File Reports under sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number 333-42530

eSylvan, Inc.

(Exact name of registrant as specified in its charter)

506 South Central Avenue, Baltimore, MD 21202

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock

Class A Convertible Common Stock

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate, the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☒	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 469

Pursuant to the requirements of the Securities Exchange Act of 1934, eSylvan, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

eSylvan, Inc.

Date	January 12, 2004	By:	/s/ R. Christopher Hoehn-Saric

R. Christopher Hoehn-Saric
Chairman and Chief Executive Officer